ANNUAL REPORT

Sup China Inc.



1202 Lexington Ave, #164
New York, NY 10028

https://supchina.com/

In this Annual Report, the terms "SupChina", "the company", "we", "us" and "our" refer to Sup China Inc. and its consolidated subsidiaries. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at www.supchina.com/investor-relations/.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

Overview

Sup China Inc. was incorporated on August 31, 2015 under the laws of Delaware. We are an independent, New-York based, China-focused news, information, and businesses services platform dedicated to helping the world understand China better by covering all news about the country—business, society, culture, politics, and more—without fear or favor.

Our company values:

- Historical accuracy and rigorous fact-checking

- Featuring local Chinese sources and perspectives

- Shedding unbiased light on China, its people, economy, and global impact

SupChina magnifies coverage of global issues from a China-specific perspective and is the platform to turn to in order to better understand the events in China that are currently shaping the world's future. We inform, educate, and entertain a global audience of China-focused investors, corporate executives, government agencies, universities and think tanks by taking a comprehensive approach that includes:
- Top notch journalism
- Data and informational products
- Conferences and events

What We Offer

After starting as a news aggregator, we began producing independent journalism of our own, launched a podcast, and we were early in the paid newsletter game. We hosted our first conference in late 2017. With a large core audience of professionals interested in China, we realized there were adjacent opportunities to monetize that audience for higher-priced tiered premium subscriptions, data and research, and consulting work. We now operate an integrated Customer Lifetime Value funnel that monetizes all users — from casual readers through to B2B corporate clients.

As shown in our Customer Lifetime Value funnel, we currently offer:
- Free Content – limited library of SupChina articles and podcasts
- Premium subscription – unlimited access to SupChina's library and current news, webinars and 2 signature conferences – The Women's Conference and The NEXTChina conference; calls with China experts, ability to request coverage of topics, and access to ChinaEdge (B2B company data)
- Live Events - two flagship annual conferences every year, NEXTChina and The SupChina Women's Conference, as well as tens of smaller events — both in-person and online — throughout the year
- Consulting Marketplace – connects leading China consultants with companies, investors, and organizations who need China-related support

In March 2022 we successfully launched two different B2B database products that had been in various stages of development and testing throughout 2021. China Newsbase is a proprietary, filterable archive of all major and trustworthy news coverage of China in the past 5 years, and ChinaEDGE is an interactive

database of Chinese companies, industries, and executives, and the histories and relationships among them.

Customer Lifetime Funnel



Revenue Model
Free content
Audience acquisition
Podcasts
Video
Long-form
Newsletters
Social media
Sponsorship / Underwriting
Premium subscription
Deliver value
Premium Analysis
24/7 Online Community
Subscription Fees
Live events
Build community
CEO Dinners, Conferences, Live Podcasts, & More
Ticket Sales, Sponsorship
Consulting marketplace
Create outcomes
Opportunities, Services, & Recruiting
Transaction Fees (15% of services)
Growth
Monetization
SupChina

Our Advantages

We are a multimedia and business platform dedicated to helping the world understand China better by covering all news about the country—business, society, culture, politics, and more—without fear or favor. SupChina magnifies coverage of global issues from a China-specific perspective. Our brand of "stakeholder journalism" is produced by people who know and care deeply about China's challenges and opportunities, including:

- Anla Cheng, CEO, who has been a prominent figure in the U.S.-China investment, non-profit, and philanthropic spheres for decades. Anla is also a frequent speaker at world renowned conferences and her personal network is a major asset to the company's ability to attract world-class speakers at events, content contributors, and corporate partners.
- Bob Guterma, COO, who has spent most his 18-year career on China-based or China-focused consulting, information services, and startup businesses.
- Jeremy Goldkorn, Editor in Chief, who has built numerous China-focused media businesses and sold his last venture to London-based Financial Times
- Kaiser Kuo, Editor at Large, who founded the #1 China podcast, Sinica; founded China's first and most successful heavy metal band, Tang Dynasty, and was former Global Communications Lead for Baidu (the Google of China)

Our efforts are being recognized as we experience growth at every stage of the Customer Lifetime Funnel:

- Total revenue more than doubled from 2020 to 2021, and we achieved more than $1M in annual revenue for the first time in 2021.

- 106% increase in subscription revenue in 2021, with a 60% average year over year subscription revenue growth the past 3 years. Subscription revenue: $35,633 in 2018, $81,456 in 2019, $99,014 in 2020 and, $202,316 in 2021.
- Our consulting marketplace, where we connect clients with China-based professional service providers, has experienced close to 10x growth in 2021 vs. 2020: $28,776 in 2020 and, $247,733 in 2021.

In addition, we've built and maintained incredible partnerships, gained invaluable sponsorships, and received accolades and testimonials from prominent institutes and individuals.

By investing in our equity crowdfunding campaign, you're empowering us to provide invaluable insights into the real China—on a global scale. With readers and clients in dozens of countries around the world and with China being increasingly relevant to countries all around the world, the opportunity is truly global.

Market

We believe there is a large global audience interested in what SupChina has to offer. China is palpably – and increasingly – relevant and impactful to a range of issues important to basically any country or population anywhere in the world.

As an independent, U.S.-based, China-focused news, information, and businesses services platform, we provide nuanced, authentic, and context-based reporting on China without bias. SupChina navigates through the information and noise surrounding China by contextualizing and connecting the historical and contemporary dots to make sense of them. By comparison, many western media outlets rarely dedicate the time and attention that China and its news cycle warrant beyond the 2 to 3 biggest stories driving headlines. We believe SupChina provides superior information, perspective and analysis about China that is necessary for the time period we are entering—one in which China's rise will steadily increase its relevance for all of us.

We believe that the world is clamoring for better sources of China-related information and insight. With a multi-modal platform and diverse revenue streams, SupChina continues its ascent as an information source for all things China.

The American digital media industry is worth $85B, and digital subscription revenue for media companies continues to grow by double digits.

Roadmap

SupChina was established in 2016. At the time, Anla, our founder and CEO, was the only full-time employee and the envisioned product was a single, daily newsletter that would aggregate the news on China. This was before Trump and the trade war, before China's recent domestic political trajectories had fully materialized, before the pandemic was even imaginable, and at a time when the global economic and political mood was bright and optimistic.

Fast forward to today, and absolutely none of the above things are still true. China has changed. The world has changed. China's relationship with the world has changed. And SupChina has changed!

Instead of providing a single daily newsletter to a community of "hardcore China watchers," we employ more than a dozen people, produce more than 2,000 unique pieces of news and analysis per year, and have recently launched two B2B-focused data products (ChinaEDGE and China NewsBase). And all of this is in addition to our best-in-class China-focused conferences and events, award winning podcasts, and so much more that we do throughout every year.

We are read in embassies and board rooms around the world; we count many of the world's largest corporations and governments as our paid group subscribers.

High-level strategy evolution

The company is pursuing three primary, high-level objectives throughout its operations:

- Group subscription sales with corporations, government agencies, academic institutions, and other large organizations
- Structured data products leveraging our proprietary databases and growing in-house expertise in China data and research
- Increased brand awareness and reach throughout U.S. and Western society through high-level partnerships, which we expect to be unlocked through new brand identity that we are announcing and rolling out in the coming months. We aim to become the go-to source of China expertise for any and all mainstream media that seeks to bring in "China experts."

ChinaEDGE Business Intelligence Database Development

Specifically, our ChinaEDGE database product is developing both in terms of product features and commercial traction.

The platform is evolving rapidly and we are adding new companies, industries, data sets, and features every week. We are currently at about 500 companies – up from about 260 just two months ago.

We have live subscriptions or trials up and running with a number of major investment firms, MBA business schools, and management consulting firms.

The currently live features of the database include:

- Company ownership structures
- Industry company rosters / lists
- Company valuations
- Company employee counts
- Regulatory risk profiles including searches of sanctions lists, Chinese publicly available court records, and other risk-related databases
- Up to the hour news tracking of any recent or important events that have taken place for companies covered in the database
- Qualitative summaries of company and industry histories, current development statuses, overseas operations or expansions, and key executives.

But this is just a starting point. In the coming months we plan to add the following data sets and features to the site:

- **Profiles for key executives and officials** in Chinese companies and organizations (currently we only have companies, not individuals)
- **Policy guides and research reports** to help people keep up with the latest CCP regulations and initiatives, and how they will trickle down to different sectors of the economy
- **Data visualizations** that will help users understand the trends, connections, and flows of influence between companies, organizations, and individuals throughout the Chinese economy

Employees

The company currently has 14 full-time employees and 4 part-time employees.

Advisory Board

We have a seasoned Advisory Board, comprised of twenty seven individuals with expertise in the fields of: Chinese business, culture and policy; Finance and Investment; Media and Branding; Law; Education; Technology; and Non-Profit. We do not have formal agreements for any members of our advisory board. Such advisers are not compensated for their services as advisers.

Intellectual Property

The company has a trademark for "SupChina."

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not currently own or lease any property.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it may not succeed.
The company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. Specifically, the company depends on the skill and experience of two individuals, Anla Cheng and Bob Guterma. Each has a different skill set. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We face significant competition in all aspects of our business.
We operate in a highly competitive environment. We compete for subscription and advertising revenue with both traditional and other content providers, as well as news aggregators, search engines and social media platforms. Many of those companies have more resources than we do, which may allow them to compete more effectively than us. Competition among these companies is robust, and new competitors can quickly emerge.

Our ability to compete effectively depends on many factors both within and beyond our control, including among others:
- our ability to deliver a breadth of high-quality content that is interesting and relevant to our audience;
- our reputation and brand strength;
- the popularity, usefulness, ease of use, performance, reliability and value of our digital products, compared with those of our competitors;
- the sustained engagement of our audience directly with our products;
- our ability to reach new users in the United States and abroad;
- our ability to develop, maintain and monetize our products;
- the pricing of our products and our content access model;
- our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;
- our visibility on search engines and social media platforms and in mobile app stores, compared with that of our competitors;
- our ability to attract, retain, and motivate talented employees, including reporters, producers, editors, and product managers;
- our ability to provide advertisers with a compelling return on their investments; and
- our ability to manage and grow our business in a cost-effective manner.

Some of our current and potential competitors may have greater resources than we do, which may allow them to compete more effectively than us.

We are in a reputation based business.

In order to succeed we will need to continue to develop our brand and reputation. They are and will be key assets of the company. Therefore, any negative perceptions or publicity could adversely affect our business, financial condition and results of operations. Our brand might be damaged by incidents that erode consumer trust (such as negative publicity), a perception that our content is unreliable or biased or a decline in the general trust in the media, which may be in part as a result of changing political and cultural environments in the U.S. and abroad (specifically China) or active campaigns by domestic and international political and commercial actors. We may introduce new products or services that our current and potential audience may not like and that may negatively affect our brand. Our reputation could also be damaged by failures of third-party vendors we rely on in many contexts, including providing content. To the extent we are unable to develop our brand and/or reputation and do the extent either our brand or reputation is damaged, it will negative impact our financial prospects.

The company is focused on being a China content as well as services provider.

The company will only succeed (and you will only make money) if there is sufficient demand for our content and services. In addition, we will only succeed if we are able to provide content and services better than the competition, and to price at a level that allows the company to make a profit and still attract business.

Technology in the media industry continues to evolve rapidly.

Advances in technology have led to an increasing number of alternative methods for the delivery of content and have driven consumer demand and expectations in unanticipated directions. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business, financial condition, and prospects may be adversely affected. Technology developments also pose other challenges that could adversely affect our revenues and competitive position. New delivery platforms may lead to pricing restrictions, the loss of distribution control, and the loss of a direct relationship with consumers.

Our websites and internal networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations.

The Company uses computers and other technology in substantially all aspects of our business operations, and some of our revenues are dependent on digital products. Such increases expose us to potential cyber incidents resulting from deliberate attacks or unintentional events. Our website activities involve the storage and transmission of proprietary information, which we strive to protect from unauthorized access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary information, corrupt data, or cause interruptions or malfunctions in our digital operations. The results of these incidents could include, but are not limited to, business interruption, public disclosure of nonpublic information, decreased revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation, financial consequences, and reputational damage adversely affecting customer or investor confidence, any or all of which could adversely affect our business. We invest in security resources and technology to protect our data and business processes against risk of data security breaches and cyber-attack, but the techniques used to attempt attacks are constantly changing. A breach or successful attack could have a negative impact on our operations or business reputation.

Risks Related to the Securities

Our founder has control over all stockholder decisions because she controls a substantial majority of our voting stock.
As a result of the Voting Common Stock that she holds, Anla Cheng, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 6,200,000 shares of Voting Common Stock, which will represent approximately 78% of the voting power of our outstanding capital stock immediately following this offering. As a result, Ms. Cheng has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

There is currently no public market our Non-Voting Common Stock, and a public market for our Common Stock may never develop.
The securities sold in our Regulation CF offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our Common Stock. Our Common Stock may be traded over-the-counter to the extent any demand exists, but we have not (and may never) taken steps necessary to permit such over-the-counter trading. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares, as collateral. Since we have not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time.

We sold non-voting shares under Regulation Crowdfunding.
Investors in our Regulation Crowdfunding offering purchased Non-Voting Common Stock which means, except in very limited circumstance, investors will not have any vote in the company.

Our valuation has been established internally and are difficult to assess.
SupChina set the price of securities in its Regulation CF offering internally. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.
Investors in our Regulation CF offering agreed to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Further, our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company; see "Forum Selection Provisions" below Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and

regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For both instruments, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit investors' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
 Investors will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement.

If investors bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, they may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the

Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Risks Related to COVID-19

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. Specifically, since March 2020, the company has limited its in-person events (including dinners and conferences) due to the pandemic. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the company's operations and the financial condition of the company's investors, prospective investors, and potential customers resulting in reduced demand for the company's securities, products and services, generally. Further, such risks could result in persons avoiding appearing at in-person appointments, 'Shelter-in-place" or other such orders by governmental entities, which could disrupt the company's operations if employees, customers and investors are limited in their actions.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Anla Cheng	Chief Executive Officer	June 2015 - present	Full Time
Bob Guterma	Chief Operating Officer	May 2019 - present	Full Time
Directors:			
Anla Cheng	Director	June 2015 - present	N/A
Clarence Kwan	Director	May 2017 - present	N/A

Anla Cheng, CEO and Director

Anla Cheng is the Founder and CEO of SupChina founded in 2015 as an independent digital China news, business, events, consulting marketplace platform and podcasts with social media/website. Prior to 2015, Ms. Cheng ran a Family Office of Asian Hedge Fund of Funds, Centenium Capital Partners LLC. Her career included work as Asia Head, SVP at Robert Fleming, (bought out by JP Morgan). Her career began at Goldman Sachs, then Citi where she was a Pacific Basin analyst, then became an Asian Portfolio Manager for both Institutional and Private Wealth Group. Ms. Cheng received her MBA from the Wharton Graduate School of Business. She is a Trustee of the following Boards: Vice-Chair of China/US at TNC (The Nature Conservancy); FHAO - Facing History and Ourselves (past Chair of China Project); Vice-Chair at China Institute; and past Trustee and current member of Committee 100. She was past

Trustee of NY Community Trust, Riverdale Country Day School and MOCA (Museum of Chinese in America) Ms. Cheng is also China/ Global Council Member of Brookings and a Member of NCUSCR and Columbia University's China Global Center. SupChina/Sinica (podcasts) have received multiple awards from Asia Society; China Institute; the New York Chinese Cultural Center; Ascend; and The Chinese Cultural Foundation and MOCA (Museum of Chinese in America) . Ms. Cheng is a frequent speaker including: Keynote at The Economist – annual CEO dinner, London; Milken Institute (Dubai and Singapore); Columbia University; NYU; Canadian Mutual Fund Group: China Institute; and many other notable institutions.

Bob Guterma, COO

Bob Guterma currently serves as SupChina's Chief Operating Officer (COO) and Chief Product Officer (CPO). Prior to SupChina, from 2016 through 2019, Bob was a partner with Point86 LLC where he worked on mergers and acquisition integrations for Fortune 1000 and private equity clients. He has also served as an advisor to Bantam Communications from 2017 through the present, where he provides financial and strategic advice to the company. Prior to these roles, he worked for Capvision Partners from 2012 through 2015, where he was the company's Chief Compliance Officer and Managing Director. Bob is fluent in Mandarin Chinese and Spanish in addition to conversational German. He holds a bachelor's degree in economics from Georgetown University, where he graduated in 2007.

Clarence Kwan, Director

Clarence Kwan, CAIA, CPA, currently serves as a Director at SupChina and has over 40 years of financial advisory and management experience in the U.S., China and Eastern Europe. Since the mid-1980's, he has been advising U.S., Chinese, and other global companies on cross border investments, including mergers & acquisitions, joint ventures, and alternative investments. Clarence retired from Deloitte in 2012 where he held a number of national and international leadership roles, including serving as the National Managing Partner of the U.S. Chinese Services Group, Deputy CEO of Deloitte China, and a founding partner of Deloitte Czech Republic. Since 2012, he has served on the boards of various for-profit and non-profit organizations, including East West Bank, Smartlink Health Solutions, SupChina, Piermont Bank, and the Committee of 100. He was the founding chair of the China Committee, U.S. Council for International Business, and the China Task Force, Business & Industry Advisory Committee to the OECD. From 2004 to 2006, he was a senior advisor to the China Association of Chief Financial Officers. As a recognized expert on U.S.-China cross-border investment, he was frequently invited to speak at seminars, webcasts and conferences, and had been quoted in the Business Week, Financial Times, Fortune, New York Times, Wall Street Journal, Washington Post and other publications. Clarence was born and raised in Hong Kong and is fluent in Mandarin, Cantonese and English. He graduated from the University of Texas at Austin with a B.A. degree in psychology and a master's degree in professional accounting in 1978. He is a Certified Public Accountant and a Certified Alternative Investment Analyst.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of the date of this report:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power
Anla Cheng	6,200,000 Voting Common Stock	78%

The following table describes our capital structure as of the date of this report:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available*
Voting Common Stock	11,000,000	8,000,000	2,000,000	1,000,000
Non-Voting Common Stock	2,000,000	555,134	0	1,444,866
Convertible Notes	**Principal Amount**	**Interest Rate**	**Maturity Date**	
Convertible Notes non-related parties	$2,650,000	4% per annum	Various dates from September 2019 to April 2021**	
Convertible Notes related parties	$4,130,000	3-4% per annum	Various dates from January 2022 to November 2023	

* Includes 1,950,000 options issued and an additional 50,000 reserved under Sup China Inc. 2016 Equity Incentive Plan.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to this Form C-AR. The financial statements were audited by BF Borgers CPA, PC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Annual Report.

The company's gross margin for the year ended December 31, 2021 was $1,059,321, a 105% increase from $531,220 in 2020. Gross margin consists of income (revenue from affiliates, content sponsorship, events, subscriptions, SupChina direct, and white label media production) less the cost of sales. The increase in income was driven by:

- A $298,624 (or 121%) increase in events due to growing relationships with existing corporate sponsors and developing new corporate sponsor relations, all predicated on our increased reach with audiences with whom companies seek to connect;
- A $218,957 (or 761%) increase in SupChina Direct income due to a handful of very large projects that were commenced by a long-term SupChina Direct client;
- A $103,667 (or 105%) increase in subscription revenue due to continued uptake of our subscription news products by individuals, companies, and academic and non-profit institutions;

- And, partially offset by a $70,796 (73%) decrease in content sponsorship due to a refocusing of our revenue strategy away from advertising.

Cost of sales in 2021 was $18,876 compared with $15,885 in 2020.

The company's operating expenses consist of primarily of content production, employee expenses, contractors, professional services, sales & marketing, and general & administrative costs. Operating expenses in 2021 amounted to $2,189,658, an 2.5% increase from $2,134,761 in 2020.

Other income (expense) consists of forgiveness of the company's Paycheck Protection Plan (PPP) loan that was forgiven, other income due to finance and accounting reconciliations, and interest expense. The company had other expense of $2,720 in 2021 compared with other income of $23,927 for 2020.

As a result of the foregoing factors, the company's net loss from operations was $1,133,057 in 2021, a 29% improvement from a net loss of $1,595,499 in 2020.

Liquidity and Capital Resources
To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provides a fraction of the money needed to operate the company, and profits are not likely for some time. The Company has incurred significant operating losses since inception. As of December 31, 2021 the company had a working capital deficit of $8,334,521 and negative shareholders' equity of $7,529,880.

The company had approximately $934,954 cash on hand as of December 31, 2021. Currently, we estimate our burn rate (net cash out) to be on average $52,600 per month.

Indebtedness
The principal amount of notes outstanding as of December 31, 2021 was $5,730,000 with interest accrued in the amount of $668,763.

Convertible Notes
As of December 31, 2021 the total outstanding principal balance of Convertible Notes to non-related parties was $1,600,000.

Convertible Notes – Related Party
As of December 31, 2021, the total outstanding principal balance of Convertible Notes to related parties was $4,130,000.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

Anla Cheng, CEO holds a combined $1,330,000 worth of First Notes, purchased from October 2016 to April 2018, with a 3 year maturity date and 4% interest rate per annum that is convertible upon equity financing of at least $4,000,000. Notes have a valuation cap of $8,000,000 and 20% discount on equities priced in the financing.

Anla Cheng's company, Centenium Capital Partners, LLC holds a combined $2,650,000 worth of Seed 3 Notes, purchased from January 2019 to January 2021, with a 3 year maturity date and 3% interest rate per annum that is convertible upon equity financing of at least $1,000,000. Notes have a valuation cap of $12,000,000 to $15,000,000 and 15% discount on equities priced in the financing.

Clarence Kwan holds $150,000 worth of First Notes, purchased in September 2016, with a 3 year maturity date and 4% interest rate per annum that is convertible upon equity financing of at least $4,000,000. Notes have a valuation cap of $8,000,000 and 20% discount on equities priced in the financing.

SupChina's CEO is the President of a 501c3 tax-exempt non-profit organization called The Serica Initiative. The Serica Initiative advocates for causes that are wholly independent of an unrelated to SupChina's business, but which may be of interest to SupChina's existing audience. As such, the two organizations collaborate from time to time. When The Serica Initiative requires certain media production services, for example the production of videos or the organizing of online webinars -- both of which are activities at which SupChina excels, The Serica Initiative may engage SupChina to provide these services as a vendor. When this happens, SupChina prepares a cost estimate for The Serica Initiative, which the latter then compares to market rates for the same services. If and when The Serica Initiative decides to utilize SupChina's provision of services, SupChina would then issue an invoice to The Serica Initiative, who would pay as any other customer would. Revenue to SupChina that falls into this category can be found in the "White Label Media Production" line of the SupChina Profit & Loss Statement.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

From October 2021 to April 2022, we raised approximately $1,544,376 under Regulation Crowdfunding from the sale of our Non-Voting Common Stock. The proceeds of this offering are intended to be used for content and product development, sales and marketing, and events and partnerships.

From September 2016 to January 2021, we issued $5,730,000 of convertible notes, of which $4,130,000 were issued to related parties, pursuant to Section 4(a)(2) of the Securities Act. The proceeds of this offering were used to fund operations and continue media and business platform, podcast, newsletters, websites, launch products.

RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects SupChina's certificate of incorporation amended September 20, 2021 (the "Amended and Restated

Certificate of Incorporation") and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 13,000,000 shares of Common Stock ("Common Stock") , of which 11,000,000 shares are designated as Voting Common Stock ("Voting Common Stock") and 2,000,000 shares are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). As of the date of this report, there were 8,000,000 shares of Voting Common Stock outstanding and no shares of Non-Voting Common Stock outstanding.

Common Stock

The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than with respect to the voting right.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights – Voting Common Stock

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Voting Rights – Non-Voting Common Stock

Except as required under Delaware corporate law, holders of our Non-Voting Common Stock will only be entitled to vote on whether to amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) our Amended and Restated Certification or Bylaws where such action would adversely affect (disproportionally relatively to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Convertible First Notes

Interest Rate and Maturity

In 2018 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the "First Notes"). The First Notes accrue interest at the rate of four percent per annum.

Conversion Terms

The First Notes are automatically convertible to equity upon equity financing of at least $4,000,000, at a 20% discount to market value, or at a $8,000,000 valuation cap, whichever is lower. The First Notes are also optionally convertible upon non-qualified financing, sale of the company, or upon maturity date.

Convertible Seed 3 Notes

Interest Rate and Maturity

In 2019 and later years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the "Seed 3 Notes"). The Seed 3 Notes accrue interest at the rate of three to four percent per annum.

Conversion Terms

The Seed 3 Notes are automatically convertible to equity upon equity financing of at least $1,000,000, at a 15% discount to market value, or at a $12,000,000 to 15,000,000 valuation cap. The Seed 3 Notes are also optionally convertible upon non-qualified financing or maturity date into newly created Senior Preferred Stock, or upon change in control or sale of the company.

Forum Selection Provisions

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The certificate of incorporation contains a forum selection provision that provides that with a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the company, you will not have any rights to vote in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has filed its initial Form C-AR with the SEC, which is available on www.supchina.com/investor-relations/ and the SEC website.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Sup China Inc.*

Date: September 16, 2022   *By*   */s/ Anla Cheng*
                                                     :
Anla Cheng
Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Anla Cheng   Date: September 16, 2022
Anla Cheng
Chief Executive Officer, Director

/s/ Bob Guterma   Date: September 16, 2022
Bob Guterma
Chief Operating Officer

/s/ Clarence Kwan   Date: September 16, 2022
Clarence Kwan
Director

FINANCIALS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Sup China Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sup China Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

September 16, 2022

SUP CHINA, Inc.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets		
Current Assets		
Cash	$ 934,954	$ 303,707
Accounts receivable, (net of reserve of $18,876)	7,364	90
Total Current Assets	942,318	303,797
Fixed Assets	1,836	2,467
Total Fixed Assets, Net	1,836	2,467
Other Assets		
Security deposit	3,900	3,900
Total Assets	$ 948,054	$ 310,163
Liabilities		
Current Liabilities		
Accounts Payable	$ 14,332	$ 10,350
Deferred Revenue	-	276,789
Due to related parties	2,064,839	2,064,335
Total Current Liabilities	2,079,171	2,351,474
Long-term Liabilities		
Convertible Debt	1,600,000	1,600,000
Convertible Debt - related parties	4,130,000	3,080,000
Accrued Interest	668,763	479,303
Total Long-term Liabilities	6,398,763	5,159,303
Total Liabilities	8,477,934	7,510,777
Stockholders' deficit:		
Common stock, $.0001 par value, 10,000,000 shares authorized 8,000,000 shares issued and outstanding at December 31, 2021 and 8,000,000 shares issued and outstanding at December 31, 2020	800	800
Additional paid-in capital	50	50
Common stock owed 287,000 shares at December 31, 2021	803,791	-
Accumulated deficit	(8,334,521)	(7,201,463)
Total Stockholders' Deficit	(7,529,880)	(7,200,613)
Total Liabilities and Stockholders' Deficit	$ 948,054	$ 310,163

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	For the Years Ended	
	December 31, 2021	December 31, 2020
Income		
Affiliate Revenue	$ 53	$ 101
Content Sponsorship	26,763	97,559
Events	545,634	247,010
Subscription Revenue	202,316	98,649
SupChina Direct	247,733	28,776
White Label Media Production	55,698	59,125
Total Income	$ 1,078,197	$ 531,220
Cost of Sales	18,876	15,885
Gross Margin	$ 1,059,321	$ 515,335
Operating Expenses		
Advertising/Promotional	1,072	14,785
Consultant Fees	-	359,000
Contractors	15,605	8,524
SupChina Direct Consultant Fees	196,445	8,038
Employee Expenses	1,078,197	963,706
Content Production	465,207	443,034
Professional Service	121,301	53,519
Rent & Lease	-	34,962
Office Supplies/Expenses	6,500	25,365
Tools and Supplies	-	41,854
Sales & Marketing	30,204	41,107
Meals & Entertainment	1,512	1,652
Processing Fees	4,596	2,892
Depreciation	613	2,515
General and Administrative expenses	268,406	133,808
Total Operating Expenses	2,189,658	2,134,761
Loss from operations	(1,130,337)	(1,619,426)
Other Income (Expenses)		
Forgiveness of PPP Loan	161,941	172,686
Other Income	25,663	2,708
Interest Expense	(190,324)	(151,467)
Total Other Income	(2,720)	23,927
Net Loss before Income Taxes	(1,133,057)	(1,595,499)

Income Tax Benefit	-	-
Net Loss	$ (1,133,057)	$ (1,595,499)
Net Loss per Common Share - Basic and Diluted	$ (0.14)	$ (0.20)
Weighted Average Number of Common Shares Outstanding		
Basic and Diluted	8,000,000	8,000,000

SUP CHINA, Inc.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Common Stock		Common Stock owed		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, December 31, 2019	8,000,000	$ 800	-	-	$50	$(5,605,965)	$(5,605,115)
Net loss for year ended December 31, 2020						(1,595,499)	(1,595,499)
Balance, December 31, 2020	8,000,000	800	-	-	50	(7,201,464)	(7,200,614)
Sale of common stock			287,068	803,791	-	-	803,791
Net loss for year ended December 31, 2021						(1,133,057)	(1,133,057)
Balance, December 31, 2021	8,000,000	$ 800	287,068	$803,791	$50	$(8,334,521)	$(7,529,880)

SUP CHINA, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	For the Years Ended	
	December 31, 2021	December 31, 2020
Cash Flows from Operating Activities		
Net Loss	$ (1,133,057)	$ (1,595,499)
Adjustment to reconcile net loss from operations:		
Depreciation expense	631	915
Allowance for doubtful accounts	18,876	-
Gain on forgiveness of PPP Loan	(161,941)	(172,686)
Changes in Operating Assets and Liabilities		
Accounts Receivable	(26,150)	-
Accounts payable	3,982	(59,293)
Deferred revenue	(276,790)	109,112
Accrued interest	189,460	153,937
Due to related parties	504	800,000
Net Cash Used in Operating Activities	**(1,384,485)**	**(763,514)**
Cash Flows from Financing Activities		
Proceeds from PPP loan	161,941	172,686
Issuance of convertible notes - related party	1,050,000	600,000
Sale of common stock	803,791	-
Issuance of convertible notes	-	172,686
Net Cash Provided by Financing Activities	2,015,732	600,000
Net Increase (Decrease) in Cash	631,247	(163,514)
Cash at Beginning of Period	303,707	652,654
Cash at End of Period	$ 934,954	$ 489,140
Supplemental Cash Flow Information:		
Income Taxes Paid	$ -	$ -
Interest Paid	$ -	$ -

Sup China Inc.
Notes to Combined Financial Statements
December 31, 2020 and 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Sup China Inc., a Delaware corporation, was initially formed on June 22, 2015.

The company operates news, information, and business services platform focused on China and generates revenue through subscription and licensing fees, corporate sponsorship, event tickets and sales, and transaction fees for commerce conducted through its online marketplaces.

The Company's accounting year end is December 31.

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Certain prior amounts have been reclassified to current presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of December 31, 2021 and 2020, an allowance for estimated, uncollectible accounts was $18,876 and $0, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	3 years
Furniture and Equipment	5 years

Revenue Recognition

- o **SupChina's revenue** is recognized either by invoice or by automated/instantaneous online purchase. Invoiced revenue is usually recognized and due immediately and is almost always received prior to the provision of services to the payer. Online purchases are recognized and received immediately through various online payment processors.
- o **Affiliate Revenue** -- Affiliate Revenue is revenue earned as a "commission" for referring or selling the products of other companies, with whom we have a revenue splitting or revenue referral agreement. It is a nascent area of collaboration with other companies that may or may not grow in the future but to date has been a negligible part of company operations and revenue.
- o **Content Sponsorship** -- Content Sponsorship revenue consists of advertising or other promotional content placed on our website, in our newsletters or podcasts, or in other content mediums on behalf of a corporate customer to promote their business, products, or services to our audience.
- o **Events Revenue** -- Events Revenue consists of both corporate sponsorship of events that we produce, as well as ticket sales to audience members or attendees to those same events.
- o **Subscription Revenue** -- Subscription Revenue consists of subscriber dues paid for access to online digital content and/or information products and experiences. Most subscribers subscribe on an annual basis and their dues are paid annually. Subscription revenue includes subscriptions for individuals as well as group subscriptions to corporations, non-profits, educational institutions, and other organizations.
- o **SupChina Direct** -- SupChina Direct is a consulting network that we manage whereby we match the supply and demand of China-related professional services. In exchange for connecting such supply and demand through our marketplace, we earn a transaction fee equal to approximately 15% of the value exchange. For example, if a UK-based consumer goods company ("client") seeks to recruit a China-based marketing agency to support the growth of their sales in the China market, SupChina Direct would identify and vet China-based marketing agencies for the client, and if the client decides to work with one of the agencies we connect them with, we would invoice the client, pay the agency or consultant, and keep a fee of 15% of the value of the invoice.
- o **White Label Media Production** -- White Label Media Production is revenue earned when SupChina is engaged to produce content or media on behalf of another organization, and the output of that work is branded with the other organization's brand and not SupChina's own brand. In these cases, SupChina simply receives a professional fee for the production of the content.

Effective January 1, 2018, the Company recognizes revenue in accordance with Accounting Standards Codification 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. The updated guidance states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also provides for additional disclosures with respect to revenues and cash flows arising from contracts with customers. Deferred revenue at December 31, 2021 and 2020 amounted to $0 and $276,789, respectively.

We recognize revenue when the four revenue recognition criteria are met, as follows:

- *Persuasive evidence of an arrangement exists* – our customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order;

- *Delivery* – when custody is transferred to our customers;

- *The price is fixed or determinable* – prices are typically fixed at the time the order is placed and no price protections or variables are offered; and

- *Collectability is reasonably assured* – we typically work with businesses with which we have a long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to our satisfying the above criteria are recorded as unearned income in the combined balance sheets.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these financial statements. The Company has incurred significant operating losses since inception. As of December 31, 2021 the company had a working capital deficit of $1,136,853 and negative shareholders' equity of $7,529,880.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company's ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company has raised capital through private placements, as an interim measure to finance working capital needs and may continue to raise additional capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

On July 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Results for reporting periods beginning after January 1, 2018, are presented under ASC 606. As of and for the year ended November 30, 2020 the financial statements were not impacted due to the application of Topic 606 because the Company had no such revenues.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2021, and December 31, 2020, the Company's cash equivalents totaled $934,954 and $303,707 respectively.

Income taxes

The Company accounts for income taxes under FASB ASC 740, *"Accounting for Income Taxes"*. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, *"Accounting for Uncertainty in Income Taxes"* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions quarterly to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position's sustainability under audit.

Media costs

As a media, content, and digital product-centered business, SupChina has low marginal costs but very high fixed / up-front costs. Thus most costs to the business are categorized as operating expenses and not costs of revenue -- we would incur these costs regardless of whether we sold any product or not, and conversely, we would not necessarily incur higher costs even if revenue increased significantly.

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method following the guidance outlined in Section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, and "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Paycheck Protection Program

As U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which establishes a new lease accounting model for lessees. The updated guidance requires an entity to recognize assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. In March 2019, the FASB issued ASU 2019-01, *Codification Improvements*, which clarifies certain aspects of the new lease standard. The FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases* in July 2018. Also in 2018, the FASB issued ASU 2018-11, Leases *(Topic 842) Targeted Improvements,* which provides an optional transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. The amendments have the same effective date and transition requirements as the new lease standard.

We intend to adopt ASC 842 on July 1, 2020. The adoption of this guidance is not expected to have any impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTION

Certain employees are also shareholders of the company, and as such draw a salary in addition to holding and/or receiving stock compensation. All employee salaries and stock-based compensation are decided by the board of directors, and no board members receive financial compensation from the company. Due to related parties at December 31, 2021 and December 31, 2020 amounted to $2,064,839 and $2,064,335, respectively

SupChina's CEO is the President of a 501c3 tax-exempt non-profit organization called The Serica Initiative. The Serica Initiative advocates for causes that are wholly independent of an unrelated to SupChina's business, but which may be of interest to SupChina's existing audience. As such, the two organizations collaborate from time to time. When The Serica Initiative requires certain media production services, for example the production of videos or the organizing of online webinars -- both of which are activities at which SupChina excels, The Serica Initiative may engage SupChina to provide these services as a vendor. When this happens, SupChina prepares a cost estimate for The Serica Initiative, which the latter then compares to market rates for the same services. If and when The Serica Initiative decides to utilize SupChina's provision of services, SupChina would then issue an invoice to The Serica Initiative, who would pay as any other customer would. Revenue to SupChina that falls into this category can be found in the "White Label Media Production" line of the SupChina Profit & Loss Statement.

NOTE 4 – PAYROLL PROTECTION PROGRAM

In response to the coronavirus disease ("Covid-19") COVID-19 pandemic, the PPP was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and administered by the SBA. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

During the year ended December 31, 2020, the Company received a loan of $172,686 under the PPP provided by Piermount Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20. The Company performed the calculations, applied for, and received PPP loan forgiveness on November 13, 2020.

As the Company received its loan forgiveness prior to December 31, 2020, it has recognized PPP grant income for the full amount of the PPP loan, $172,686, and no liability for the PPP loan is reflected in the balance sheet as of December 31, 2020.

On February 17, 2021, the Company received a loan of $160,973 under the PPP provided by Piermount Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20. The Company performed the calculations, applied for, and received PPP loan forgiveness on September 1, 2021.

NOTE 5 – CONVERTIBLE NOTES

During the years ended December 31, 2020 and 2019 the Company issued a total of $0 and $500,000 of convertible promissory notes. Interest on note is payable at 3%. Per annum. The terms of the loans are 36 months, In the event that the Company issues and sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes), the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 85%, and (ii) the quotient resulting from dividing $15,000,000 by the number of shares of Common Stock of the Company that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. If the Conversion price is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing. As of December 31, 2021 and December 31, 2020 the total amount of convertibles notes outstanding is $2,650,000 and $1,600,000, respectively. December 31, 2021 and December 31, 2020 accrued interest amounted to $243,208 and $184,208 respectively

NOTE 6 – CONVERTIBLE NOTES – RELATED PARTY

During the years ended December 31, 2021 and 2013, the Company issued a total of $1,050,000 and $600,000 of convertible promissory notes to related parties. As of December 31, 2021 and 2020 a related parties is owed a total of $4,130,000 and $3,080,000 of convertible promissory notes. Interest on note is payable at 3% per annum. The terms of the loans are 36 months. In the event that the Company issues and sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes), the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 85%, and (ii) the quotient resulting from dividing $15,000,000 by the number of shares of Common Stock of the Company that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. If the Conversion price is less than the price per share at which Equity

Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing. As of December 31, 2021 and December 31, 2020 the total amount of convertibles notes outstanding to the related parties are $3,080,000 and $3,080,000, respectively. December 31, 2021 and December 31, 2020 accrued interest amounted to $425,555 and $295,095 respectively

NOTE 7 – STOCKHOLDERS' DEFICIT

The company has authorized 10,000,000 and issued 10,000,000 common shares with a par value of $0.0001 as of December 31, 2021 and December 31, 2020, respectively

On August 31, 2021 the Company amended and restated its Certificate of Incorporation to increase the total number of shares of stock that the Corporation shall have authority to issue is 13,000,000 shares of common stock having a par value of $.0001 per share of which 11,000,000 are designated as Voting Common Stock and 2,000,000 are designated as Non-Voting Common Stock. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

As of December 31, 2020 and 2021 there is no preferred stock authorized.

As of December 31, 2020 and December 31, 2021 the Company has 1,950,000 and 1,950,000 stock options issued, respectively. The options have exercise prices ranging from $.056 to $.09 per option and vesting terms up to 4 years. The term of the options is 10 years from the date of issuance. As the Options were granted at fair market value the Company did not assign any value to the Option. As of December 31, 2020 and December 31, 2021 the Company has 914,062 and 914,062 stock options vested, respectively

During the year ended December 31, 2021 the Company sold a total of 287,608 shares of common stock for net proceeds of $803,791 ($2.80 per share).

Note 8 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

NOTE 9 – SUBSEQUENT EVENTS

From December 31, 2021 through September 16, 2022 the Company sold a total of 123,099 shares of common stock for net proceeds of $344,677 ($2.80 per share).

The Company has evaluated subsequent events through the filing date of these financial statements and has disclosed that there are no other such events that are material to the financial statements to be disclosed.